UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

InfuSystem Holdings, Inc.

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

45685K102

(CUSIP Number)

Ryan J. Morris Meson Capital Partners LLC 531 E. State Street Ithaca, New York 14850 (607) 216-8905

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 9, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45685K102

1	NAMES OF REPORTING PERSONS Meson Capital Partners LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,512,450
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 1,512,450
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,512,450
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 45685K102

1	NAMES OF REPORTING PERSONS Meson Capital Partners LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,587,543
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,587,543
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,587,543
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

CUSIP No. 45685K102

1	NAMES OF REPORTING PERSONS Ryan J. Morris
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC, PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 75,093
	8	SHARED VOTING POWER 1,512,450
	9	SOLE DISPOSITIVE POWER 75,093
	10	SHARED DISPOSITIVE POWER 1,512,450
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,587,543
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 45685K102

Explanatory Note

This Schedule 13D is being filed on behalf of the Reporting Persons (as such term is defined in Item 2 below). The Reporting Persons originally reported their beneficial ownership (along with other Section 13(d) group members) on Schedule 13D, filed December 6, 2011, as amended by Amendment No. 1 filed January 20, 2012, Amendment No. 2 filed January 31, 2012, Amendment No. 3 filed February 27, 2012, Amendment No. 4 filed March 15, 2012, and Amendment No. 5 filed April 27, 2012 (“Amendment No. 5”). As reported in Amendment No. 5, following the execution of the previously disclosed Settlement Agreement (as such term is defined in Amendment No. 5) the Reporting Persons had ceased to be members of a “group” with other reporting persons in Amendment No. 5 under Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, and Rule 13d-5 thereunder, and had therefore ceased to be the beneficial owners of more than 5% of the Common Stock of the Issuer (as such term is defined in Item 1 below). Following the transaction reported below, the Reporting Persons beneficially own more than 5% of the Common Stock.

Item 1. Security and Issuer

This Schedule 13D relates to shares of Common Stock, $0.0001 par value (the “Common Stock”) of InfuSystem Holdings, Inc., a Delaware corporation (the “Issuer”). The principal executive office and mailing address of the Issuer is 31700 Research Park Drive, Madison Heights, Michigan 48071.

Item 2. Identity and Background

This Schedule 13D is jointly filed by Meson Capital Partners, LLC (“Meson LLC”), Meson Capital Partners, LP (“Meson LP”), and Ryan J. Morris (“Mr. Morris”) (collectively, hereinafter called “Meson” or the “Reporting Persons”).

Mr. Morris is the Executive Chairman of the Board and a director of the issuer. He is also the managing member of Meson LLC, which is organized as a limited liability company under the laws of the state of Delaware. Meson LP is organized under the laws of the state of New York. He is a citizen of Canada.

The principal business address of Meson is 531 E. State Street, Ithaca NY, 14850.

The principal business of Meson LLC and Meson LP is investing in securities. Meson LLC is the general partner of Meson LP.

None of the entities or persons identified in this Item 2 has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

As of May 9, 2012, after giving effect to the transaction reported herein, Meson LP had invested $2,922,837 in the Common Stock of the Issuer. The source of these funds was the working capital of Meson LP.

Mr. Morris individually has previously invested $39,454 in the Common Stock of the Issuer. The source of those funds were the personal funds of Mr. Morris. In connection with his appointment as the Executive Chairman of the Board of the Issuer, the Issuer has issued Mr. Morris options, as reported in Items 4 and 5 below, as part of his equity compensation.

Item 4. Purpose of Transaction

As disclosed in the Issuer’s Current Report on Form 8-K, as filed with the SEC on April 26, 2012, in connection with his appointment as the Executive Chairman of the Board of the Issuer, on April 24, 2012, Mr. Morris was awarded 250,000 stock options at an exercise price of $2.25 per share (the closing price of the Issuer’s Common Stock on the date of grant) as part of his equity compensation, of which 41,667 will vest within the next 60 days. The award was also disclosed on Form 4 filed by Mr. Morris on April 26, 2012.

On May 9, 2012, a Stock Purchase Agreement was entered into by and between Tripletail, LLC, a Delaware limited liability company and Sean McDevitt, the former Chief Executive Officer and former director of the Issuer (collectively, “Sellers”) and Meson LP and Mr. Joseph Whitters, a current director of the issuer (collectively “Purchasers”) (the “Stock Purchase Agreement”). Pursuant to the Stock Purchase Agreement the Sellers agreed to sell to the Purchasers an aggregate of 1,166,000 shares of the Common Stock of the Issuer at a purchase price per share of $2.25. Meson LP purchased 1,066,000 shares of Common Stock, and Mr. Whitters purchased 100,000 shares of Common Stock, for an aggregate purchase price of $2,623,500.

The foregoing description of the Stock Purchase Agreement is qualified in its entirety by the terms of the Stock Purchase Agreement which is attached as Exhibit A hereto and incorporated by reference herein.

Item 5. Interest in Securities of the Issuer

(a) and (b) In the aggregate, the Reporting Persons may be deemed to beneficially own 1,587,543 shares of Common Stock of the Issuer, or 7.4% of the issued and outstanding shares of Common Stock.

The calculation of percentage ownership is based on 21,330,235 shares of Common Stock outstanding as of April 27, 2012, as reported by the Issuer in its Amendment No. 1 to its Annual Report on Form 10-K/A, plus 41,667 shares of Common Stock that would be issued upon the exercise of options held by Mr. Morris vesting within the next 60 days as set forth above in Item 4.

Meson LP beneficially owns and has voting and dispositive power over 1,512,450 shares of Common Stock (the “Meson LP Shares”), or 7.1% of the issued and outstanding Common Stock, after taking into account the transaction related to the Stock Purchase Agreement. Meson LP disclaims beneficial ownership of the Morris Shares (defined below).

As general partner of Meson LP, Meson LLC may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Meson LP Shares. Meson LLC does not own any shares of Common Stock directly and disclaims beneficial ownership of the Meson LP Shares.

As managing member of Meson LLC, Mr. Morris may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) any shares of Common Stock beneficially owned by Meson LLC. In addition, Mr. Morris beneficially owns and has voting and dispositive power over 33,426 shares of Common Stock and 41,667 options scheduled to vest in the next 60 days (collectively the “Morris Shares”), or 0.4% of the issued and outstanding Common Stock.

As an entity which is managed by Mr. Morris, Meson LLC may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Morris Shares. Meson disclaims beneficial ownership of the Morris Shares.

(c) During the last 60 days Meson LP and Mr. Morris had the following transaction in the shares of Common Stock of the Issuer through the private purchase disclosed in the Stock Purchase Agreement.

Meson LP:

Date	Purchase/Sale	Quantity	Price Per Share ($)
5/9/2012	Purchase	1,066,000	2.25

In addition, the information set forth in Item 4 above is hereby incorporated by reference in response to this Item 5(c) regarding the 250,000 stock options awarded to Mr. Morris on April 24, 2012.

(d) Not applicable

(e) Not applicable.

Item 6. Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of Issuer

As part of the Settlement Agreement, each of the Reporting Persons has agreed individually with the Issuer, during the period between the date of the Settlement Agreement and the date of the Issuer’s 2013 Annual Meeting of Stockholders (the “Standstill Period”), not to (a) acquire, offer or propose to acquire, or agree to seek to acquire, by purchase or otherwise more than 5% of (i) the outstanding shares of Common Stock, including direct or indirect rights or options to acquire more than 5% of the outstanding shares of Common Stock or (ii) any other securities of the Issuer or any subsidiary of the Issuer, including direct or indirect rights to acquire any of the foregoing; (b) submit any stockholder proposal, pursuant to Exchange Act Rule 14a-8 or otherwise, or nominate any candidate for election to the Board, other than as set forth in the Settlement Agreement; (c) form, join or in any other way participate in a “group”, as defined by Exchange Act Section 13(d)(3), or deposit or otherwise subject shares of Common Stock to any voting agreement or pooling arrangement, other than solely with such Reporting Person’s affiliates, with respect to Common Stock currently owned or to the extent such a group may be deemed to exist as the result of the Settlement Agreement; (d) solicit proxies, agent designations, written consents of stockholders or conduct any nonbinding referendum with respect to any matter, or become a participant in any contested solicitation for director, other than in support of all the nominees of the Board at the Issuer’s 2012 and 2013 annual meetings; (e) seek to call or request the call of a special meeting of the Issuer’s stockholders or seek to make, or make, a stockholder proposal at any meeting of the stockholders of the Issuer or make a request for a list of the Issuer’s stockholders; (f) effect or seek to effect any acquisition of any material assets or businesses of the Issuer, any tender or exchange offer, any merger, acquisition or business combination involving the Issuer, or any recapitalization, restructuring, liquidation, dissolution or other extraordinary transaction with respect to the Issuer; (g) publicly disclose any plan or proposal of the Issuer that is inconsistent with the Settlement Agreement; (h) seek election or appointment to the Board, or seek any director’s resignation, other than as provided in the Settlement Agreement; (i) (1) knowingly sell, transfer or otherwise dispose of any shares of Common Stock to any person or entity that is (or will become upon consummation of such sale, transfer or other disposition) the holder of 15% or more of the outstanding Common Stock or (2) without the prior written consent of the Issuer (acting through the Board) on any single day, sell, transfer or otherwise dispose of more than 5% of the outstanding shares of Common Stock through the public markets; (j) enter into any arrangement, understandings or agreements with, or finance, assist or encourage any other person that engages, or offers or proposed to engage, in any of the foregoing; or (k) take or cause or induce or assist others to take any action inconsistent with any of the foregoing.

The foregoing description of the Settlement Agreement is qualified in its entirety by the terms of the Settlement Agreement which was filed as Exhibit B to Amendment No. 5 and which is incorporated by reference herein in response to this Item 6.

Item 7. Material to be Filed as Exhibits

Exhibit A	Stock Purchase Agreement dated May 9, 2012

Exhibit B	Joint Filing Agreement

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: May 11, 2012

MESON CAPITAL PARTNERS LP

By:	Meson Capital Partners LLC its General Partner

By:	/s/ Ryan J. Morris
Name: Ryan J. Morris
Title: Manager

MESON CAPITAL PARTNERS LLC

By: /s/ Ryan J. Morris
Name: Ryan J. Morris
Title: Managing Partner

RYAN J. MORRIS, INDIVIDUALLY

/s/ Ryan J. Morris
Ryan J. Morris